SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 8, 2006

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road,
Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
INDEX TO EXHIBITS
Item
1.   Executive Share Option Plan Maturity Guidance Booklet dated May 2006.
The information contained in this report is incorporated by reference into Registration Statement No. 333-126139.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)
Date: May 8, 2006	By:	/s/ Catherine Springett
		Name:	Catherine Springett
		Title:	Deputy Secretary and Head of Secretariat

INTERCONTINENTAL HOTELS GROUP PLC

INTERCONTINENTAL HOTELS GROUP

EXECUTIVE SHARE OPTION PLAN

Maturity Guidance Booklet for US Participants
in the May 30, 2003 Grant of Options
This version of the Maturity Guidance Booklet has been sent to you by reference to the address currently recorded for you on the Options Register. If you have changed your country of residence at any point during the period from the grant of your May 30, 2003 Options up to the point at which you choose to exercise these Options, this may have an impact on your tax liabilities and it is therefore important that you contact the Company with your change of residency details. If you think that these circumstances may apply to you, please contact Jane Harris, Director, HR Shared Services EMEA, +44 (0)1753 410138.
May 2006

Introduction
The InterContinental Hotels Group Executive Share Option Plan (“the Plan”) is a discretionary* share option plan the aim of which has been to link the reward of senior employees to the interests of the shareholders of InterContinental Hotels Group PLC (“IHG”). It is an incentive opportunity based on the performance of IHG and its share price, with the intention of focusing senior management’s attention on the longer term performance of the business.
All recipients of Options granted under the Plan on May 30, 2003 received guidance on the operation of the Plan shortly after that grant was made. The purpose of this booklet is to remind participants of the main principles of the Plan in advance of the planned maturity on May 30, 2006 of the May 30, 2003 grant of Options.
Participation in the Plan is governed by the Plan rules. If there is any discrepancy between the Plan rules (or applicable legislation) and this booklet, the Plan rules (or applicable legislation) will take precedence. The Plan rules are available by contacting the IHG Group Company Secretariat.
The Company is not permitted to provide individuals with tax or other financial advice. The summary of tax consequences for participants provided at the end of the booklet is therefore for general guidance purposes only and the data it contains may be subject to change over time. It does not address particular or individual circumstances. Therefore, if you are in any doubt about the financial implications of the Plan, you are strongly advised to seek your own independent financial advice.

*The Company has full discretion in the operation of the Plan. Nothing in the Rules or the operation of the Plan forms part of the contract of employment or employment relationship of an employee. No employee has any right to compensation for any loss in relation to the Plan and nothing in the Plan confers any benefit, right or expectation on a person who is not an employee.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

Overview
Under the Plan:
•	selected key executives were granted Options (rights to acquire shares in IHG);
•	the Option price was fixed at 438 pence per share at the time the Option was granted (May 30, 2003);
•	Options can normally be exercised from the third anniversary of the date of grant (May 30, 2006) up to the tenth anniversary (May 30, 2013) as long as the performance condition has been satisfied;
•	to exercise an Option the full Option price (the number of Options to be exercised x the Option price per share) must be paid.
How was the Option price determined?
The Option price for each share was fixed by reference to the average market value of the shares over the 3 consecutive business days immediately preceding the date of grant. On May 30, 2003 this price was 438 pence per share.
What was the performance condition?
The performance condition for the grant of Options on May 30, 2003 appears on page 10. It was designed to help IHG’s drive for significant improvement in its financial performance, by making the exercise of an Option conditional on the achievement of a growth target, in this case a defined rate of growth of IHG’s earnings per share over a three-year performance period.
Was the performance condition satisfied?
On March 10, 2006 the Company determined that, following confirmation by the external auditors, the Company’s adjusted earnings per share over the three year period ended December 31, 2005 had exceeded the maximum required to satisfy the performance condition in full, and therefore that the Options granted on May 30, 2003 would vest in full.
What if I did not want the Option?
When you were granted the Option, if you did not want it, you were able to disclaim it by returning the Option Certificate to the IHG Group Company Secretariat. The Option would have been treated as having been granted on May 30, 2003 and subsequently lapsed when it was disclaimed.
Can I transfer my Option to someone else?
No. The Option is not transferable, assignable or chargeable.
Did I have to pay for the Option?
You did not have to pay anything for the grant of the Option.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

You will have to pay for the shares when you exercise the Option. The price you pay for each share (the Option price) was fixed at 438 pence per share by reference to the market value of the shares when the Option was granted.
Will I have to pay tax?
A summary of the tax treatment of Options is included at the end of this booklet. Please note that the summary is for guidance purposes only. It does not deal with your particular circumstances.
Generally, upon exercise of an Option, US employees have to pay income and payroll tax withholding liabilities (including federal, state and social security as applicable) on the excess of the fair market value of the shares acquired on the date of exercise over the Option price.
What is the earliest date that I can exercise my Option?
Your Option may be exercised on or after the third anniversary of the date of grant. There are also some special circumstances in which an Option can be exercised early e.g. if you are made redundant before the normal exercise date. These are detailed in the Plan rules and summarized later in this document.
Do I need clearance from the Company before I exercise my Option?
The exercise of Options and the sale of any IHG shares, or any other transactions in IHG securities, are subject to any current insider dealing and market abuse legislation and to the IHG Code of Practice for dealing by employees in IHG securities.
If you have been notified that you are bound by this Code, including if you are on a designated Insider List, you may not deal at any time without first obtaining clearance from a Board Director of InterContinental Hotels Group PLC or from the Group Company Secretary. Further details are provided in the EXSOP Exercise Guidance Paper and the Code itself, which accompany this document.
In addition, if you are covered by the Code, there are periods when you may be prohibited from dealing in IHG shares. Dealing includes both the grant and exercise of Options under the Plan, as well as the disposal of IHG shares.
You should seek advice from the IHG Group Company Secretariat if you have any doubts about whether you can exercise your Options or sell the resulting IHG shares.
How do I exercise my Option?
To exercise your Option you will be required to submit the following:
•	a completed and signed Notice of Exercise Form (copy enclosed);
•	a completed Tax and Social Security Details Form (copy enclosed);
•	in some cases, a declaration as to nationality or tax residency during the Option period. (If you are in doubt about this, please contact the Company — details shown on the front cover of this booklet); and
•	payment of the Option price and any federal/state tax withholding and social security due, either:

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

-	by means of a deferred finance (cashless exercise) facility, under which you instruct JPMorgan Cazenove, our broker, to sell enough of your shares to cover this amount. Details of this facility are enclosed and are also available from the IHG Group Company Secretariat; or

-	by means of a sterling bank transfer or sterling check made payable to InterContinental Hotels Group PLC. Please note that payment of the Option price by check will require at least 5 working days for the check to be cleared before your Option can be exercised. Any liability to tax will also need to be paid following exercise.
Do I have to exercise my entire Option at one time?
You do not have to exercise your entire Option. If you exercise in part, and the balance remains exercisable, the register of outstanding Options held by our Registrar, Lloyds TSB Registrars, will record your remaining entitlement. Please note that a remaining balance Option Certificate will not be issued and reliance will be made on the formal Register of entitlements. If you have lost your original Option Certificate or wish to check your Optionholdings, please contact the IHG Group Company Secretariat.
If I use the deferred finance (cashless exercise) facility, how will I receive the net cash proceeds?
Cazenove will transfer the net cash proceeds directly to your personal bank account as detailed in your instructions and will not charge for this service. The net proceeds can be paid in US dollars (if this has been specified on the Sale and Settlement Form). Cazenove will arrange the necessary currency exchange transaction, free of charge, on the same day as the sale. Typically you can expect to receive the proceeds (net of all withholding taxes and deductions) in approximately three business days from the date of exercise.
If I fund the exercise myself by submitting a personal check how will I determine the correct amount?
Your check for payment of the Option price should cover the number of Options you wish to exercise multiplied by the Option price per share:
e.g. 10,000 Options x 438 pence per Option = £43,800.00
The Option price must be paid in full. Because it is not possible to calculate a US$/£ exchange rate which is guaranteed on the date of exercise to match the Option price, all personal checks or wire transfers must be for the correct sterling amount. Please note that all checks require at least 5 working days to clear before an exercise using this method can be processed.
Following the exercise of an Option using this method, your tax and social security liabilities will be calculated on the date of exercise and you will be requested to make a further payment in satisfaction of these deductions.
If I choose to keep my shares following the exercise of my Option rather than sell the shares for cash, when can I expect to receive my shares?
Following the settlement of your total tax liabilities, your shares will be released to you within 30 days and your share certificate mailed to you as soon as practicable thereafter. If you do not settle

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933 your tax liabilities within 2 months from the date of exercise, the Company is entitled to sell sufficient of your shares to raise the amount required to settle your liabilities.
What happens if I leave the IHG group?
This depends on your reason for leaving the IHG group.
Under normal circumstances e.g. voluntary resignation, when you leave the IHG group your Options under the Plan will lapse. However if you leave as a result of ill health, injury, disability, redundancy, retirement (including early retirement) or as a result of the sale of the business or subsidiary in which you are employed, you may generally exercise your Options for a period of three and a half years from the date of cessation of employment. If you leave for any other reason, you may be permitted to exercise your Options in whole or in part but this must be agreed by the directors and is entirely at their discretion.
If your employment is terminated for reasons that would entitle your employer to dismiss you (for, say, gross misconduct), all your Options will lapse on the date of cessation of employment.
What happens to my Option if I die?
Your personal representatives may exercise Options within 12 months after your death, to the extent that the performance condition had been satisfied up to the date of death. No exercise is permitted after the tenth anniversary of the date of grant, even in the event of death close to this date.
Your personal representatives will need a UK grant of probate or letters of administration to enable them to exercise the Option and to sell the shares.
What if there is a change in the share capital of the Company?
A change in the share capital of the Company might be, for example, a bonus or rights issue or a consolidation or share split. The Plan rules allow the directors to adjust the number of shares under option and the Option price to help preserve the overall value of your Option.
Since the grant of Options on May 30, 2003 the Company has implemented a share consolidation in December 2004, and a capital reorganisation with an associated reduction in share capital in June 2005. The Company is also planning a further share consolidation in June 2006. None of these events has or will result in any adjustment of the number or price of Options granted to you on May 30, 2003.
What if IHG is taken over?
If IHG is taken over, you may exercise your Option, but only within a limited period (usually up to six months). However, depending on the circumstances, your Option may instead be replaced by a new Option over shares in the acquiring company. Should either situation occur you would receive further information from the acquiring company.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

Who administers the Plan?
Under the terms of the Plan, the directors of IHG have the authority to select employees to be granted Options to acquire ordinary shares in the Company. The directors have the authority to make any final and conclusive determinations in connection with any matter relating to the Plan.
How often will I receive information about my Options?
Generally, communication concerning Options granted to employees is only provided at the time of grant and after the performance period has ended and the performance condition test has been applied.
What is the latest date that I can exercise my Option?
The tenth anniversary of the date of grant i.e. May 30, 2013, unless your employment terminates earlier or the Company is involved in an acquisition.
Any more questions?
If you have any queries about your Option or the rules of the Plan, please contact the IHG Group Company Secretariat.
How do I contact the IHG Group Company Secretariat?
Please contact the IHG Group Company Secretariat at InterContinental Hotels Group PLC, 67 Alma Road, Windsor, Berks, SL4 3HD

Telephone:	+44 (0)1753 410 246

Fax:	+44 (0)870 197 4265

E-mail:	liz.searle@ichotelsgroup.com

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

Additional Information for Employees in the US
InterContinental Hotels Group PLC (the “Company”) has filed a registration statement on Form S-8 under the US Securities Act of 1933 as amended with respect to 23,000,000 ordinary shares, nominal value 10 pence each (the “Shares”), issued in accordance with the InterContinental Hotels Group Executive Share Option Plan (the “Plan”). This guidance booklet, the Plan rules and the Incorporated Documents (defined below) constitute the Prospectus delivered in connection with any such exercise or award. The Incorporated Documents are: InterContinental Hotels Group PLC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005; and any further documents (including Form 20-Fs) subsequently filed and, to the extent (if any) provided therein, any further documents subsequently furnished (including Form 6-Ks) under the Securities Exchange Act of 1934 by the Company pursuant to Section 13(a), 13(c) or 15(d) thereunder.
Any eligible participant in the Plan may obtain a copy of the rules of the Plan and Incorporated Documents without charge upon written or oral request to the IHG Group Company Secretariat, InterContinental Hotels Group PLC, 67 Alma Road, Windsor, Berks, SL4 3HD, UK, telephone +44 (0)1753 410246, or from his or her company’s Head of Human Resources.
US Federal Income Tax Considerations
The following is a summary of the United States Federal income tax consequences of participating in the Plan. This discussion does not address all aspects of the US Federal income tax consequences of participating in the Plan that may be relevant to you in light of your personal investment or tax circumstances and does not discuss any state, local or foreign tax consequences of participating in the Plan. This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Please consult your own tax advisor concerning the application of the US Federal income tax laws to your particular situation (including in the event foreign currency is used to purchase Shares, the tax consequences of such a purchase), as well as the applicability and effect of any state, local or foreign tax laws before taking any actions with respect to the following awards.
The Plan is not qualified under Section 401(a) of the Code, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Grant and Exercise of Options
You were not subject to tax upon the grant of the May 30, 2003 Option. Upon exercise of an Option, an amount equal to the excess of the fair market value of the Shares acquired on the date of exercise over the exercise price paid is taxable to you as ordinary income. This amount of income will be subject to income tax withholding and employment taxes. Your basis in the Shares received will equal the fair market value of the Shares on the date of exercise, and your holding period in such Shares for capital gains purposes will begin on the day following the date of exercise.
If you choose to use the Cazenove deferred finance (cashless exercise) facility, any income and payroll tax withholding liabilities will be paid out of the proceeds of sale of some of the Shares you acquire on the exercise of your Option.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

However, if you choose to fund the exercise personally, your tax and social security liabilities will be calculated on the day of exercise and you will need to make a payment to the Company in respect of these liabilities. Following the settlement of your total liabilities to the Company the Shares will then be released and you will receive your Share Certificate. If you do not make the necessary payment to the Company within two months from the date of exercise, the Company is entitled to sell sufficient Shares to raise the amount needed to settle your tax and social security liabilities.
Disposition of Shares
Unless stated otherwise above, upon the subsequent disposition of Shares acquired under an Option, you will recognize capital gain or loss based upon the difference between the amount realized on such disposition and your basis in the Shares, and such amount will be long-term capital gain or loss if such Shares were held for more than 12 months For gain recognized before January 1, 2009, long-term capital gain will generally be taxed at a maximum rate of 15%. If you sell your Shares and receive non-US currency, any gain or loss realized in respect of fluctuations in the value of that currency will be treated as ordinary gain or loss.
Restrictions on Resales
In general, executive officers and other persons with power to manage and direct the policies of the Company, relatives of these persons and trusts, estates, corporations or other entities controlled by any of these persons or their relatives may be deemed to be affiliates of the Company by the SEC. Affiliates of the Company are obligated to resell their shares of Stock in compliance with SEC Rule 144. This rule requires such sales to be effected in “broker’s transactions,” as defined in the rule, and a written notice of each sale must be filed with the SEC at the time of the sale. The rule also limits the number of shares that may be sold. However, the holding period requirement of Rule 144 will not be applicable to any shares of stock acquired pursuant to your Option exercise.
Even if you are not an affiliate, your purchases and sales of shares of Stock are subject to Rule 10b-5 under the 1934 Act, which makes it unlawful to trade when you are in possession of material information about the Company that is not yet known to the general public. In addition, as discussed above, your transactions in shares of Stock must comply with the InterContinental Hotels Group Code of Practice for dealing in securities, if you are subject to it.
See the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2006 for additional tax consequences associated with the ownership of Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

Performance Condition

1	The Condition

Options are only exercisable to the extent that the EPS Growth of InterContinental Hotels Group PLC over the Performance Period exceeds RPI Growth over the same period, as follows:

	EPS Growth achieved (percentage points in excess of RPI Growth)	Extent to which Option is exercisable

	At least 15	in full
	At least 12	two thirds
	At least 9	one third
	Less than 9	not exercisable

2	Definitions

2.1	“EPS” is the adjusted earnings per ordinary share as shown in the Annual Report and Accounts for the relevant years.

2.2	“EPS Growth” is the percentage increase in EPS over the relevant period, taking as the base figure the amount shown in the accounts for the year ended December 31, 2003 as the pro forma EPS for the previous year.

2.3	“RPI Growth” is the increase in the UK Retail Prices Index over the relevant period.

2.4	“The Performance Period” commences on January 1, 2003 and ends on December 31, 2005.

3	Early Exercise

If it is necessary to test the Performance Condition on a date before the end of the Performance Period, the following provisions will apply:

3.1	The Performance Period will be shortened, so that it ends on the last day of the last complete financial year prior to the relevant date (“the Reduced Performance Period”). If there is no such complete financial year, the Performance Condition will be deemed not to have been satisfied.

3.2	The extent to which Options will be exercisable will be determined according to the EPS Growth percentages set out in paragraph 1, reduced to reflect the proportion of the Performance Period that has elapsed at the end of the Reduced Performance Period.

3.3	In all cases where the Performance Condition is to be measured before the end of the Performance Period, the calculations will be verified by independent auditors.

4	Lapse of Options

To the extent that the Performance Condition has not been satisfied at the end of the Performance Period, or at the end of the Reduced Performance Period if relevant, Options lapse.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933